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NELSON MULLINS RILEY & SCARBOROUGH LLP
Attorneys and Counselors at Law                                                Charles D. Vaughn
999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia  30309-3964           404.817.6189
Tel: 404.817.6000  Fax: 404.817.6050                                           charles.vaughn@nelsonmullins.com
www.nelsonmullins.com
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                                  June 6, 2006

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC  20549


         RE: GOLDLEAF FINANCIAL SOLUTIONS, INC. (F/K/A PRIVATE BUSINESS, INC.) REGISTRATION STATEMENT ON FORM S-1
              FILE NO. 333-133542
              FILED APRIL 26, 2006

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED ON MARCH 23, 2006

              FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 FILED ON MAY 15, 2006


Dear Ms. Jacobs:

         On behalf of Goldleaf Financial Solutions, Inc. ("Goldleaf"), this letter responds to the comment letter dated May 25, 2006 regarding the SEC filings by Goldleaf referenced above. To be consistent with the style used in those filings, we use the terms "we" and "our" in this letter to refer to Goldleaf rather than this law firm.

         Our responses to your numbered comments are as follows:

General

         1. Update the financial statements to comply with Rule 3-12 of Regulation S-X.

         Response

         We have updated the financial statements and the related narrative disclosure to include the results of the three months ended March 31, 2006 in accordance with Rule 3-12 of Regulation S-X.

   Atlanta - Charleston - Charlotte - Columbia - Greenville - Myrtle Beach -
                    Raleigh - Winston-Salem - Washington, DC

Barbara C. Jacobs
June 6, 2006
Page 2

         2. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

         Response

         We have placed our logotype on the cover and back pages of the prospectus.

Prospectus Summary, page 1

Overview, page 1

         3. Define your use of the phrases "accounts receivable financing solutions" and "retail inventory management services".

         Response

         We have revised the referenced section on page 1 to address this comment.

         4.       Define your use of the term "ACH origination and processing."

         Response

         We have revised the referenced section on page 1 to address this comment.

         5. Provide a prominent discussion of your relationship with Lightyear, the 54% shareholder.

         Response

         We have added a description of our relationship with Lightyear under an appropriate caption on page 3 to address this comment.

Industry Overview, page 1

         6. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available at no or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics. In this regard, your disclosure should refer to the date of the statistics. Some examples include the following:

                      a.   Reliance on statistics from the FDIC;
                      b. Reliance on information provided by IDC, a technology research firm (page 46); and

Barbara C. Jacobs
June 6, 2006
Page 3

                      c. Reliance on information provided by Dun and Bradstreet (page 46).

         Response

         We have a factual basis for the context of all our beliefs, understandings and estimates, and options regarding the statistics that we cite. Specifically, the Federal Deposit Insurance Corporation (FDIC) preserves and promotes public confidence in the United States financial system by identifying, monitoring and addressing risks to the deposit insurance funds. The FDIC is the primary federal regulator of banks that are chartered by the states that do not join the Federal Reserve System. In addition, the FDIC is the back-up supervisor for the remaining insured banks and thrift institutions. The FDIC accumulates data based on examinations by FDIC personnel and collection of information from other government regulatory agencies. These statistics are publicly available on the Internet at www.fdic.gov. We cite information available on the FDIC's website stating that, as of March 31, 2006, there are 8,159 community financial institutions ranging in size from start-up de novo financial institutions to those with $1 billion in assets.

         Further, we cite information provided by IDC, which is a global provider of market intelligence, advisory services and events for the information technology, financial services and consumer technology markets. IDC's goal is to assist business professionals and the investment community to make fact-based decisions on technology purchases and business strategy. The statistics we cite are available in a report from the IDC entitled, U.S. IT Spending by Vertical Market 2005-2009 Forecast Update, by Anne Lu published in December 2005, which report was purchased by Friedman Billings Ramsey and is available for our use in this prospectus. IDC compiles information based on individual surveys, primary research and the use of third party data. We cite information as of December 2005, that banks, thrifts and credit unions in the United States spent approximately $30 billion on information technology during 2004 and are expected to spend approximately $35 billion in 2007.

         We also cite information provided by Dun and Bradstreet. Dun and Bradstreet provides business information with a global commercial database containing more than 100 million business records. We subscribe to a Dun and Bradstreet information database, which gives us access to the statistics we cite. Dun and Bradstreet compiles the information based on payment data, court and legal filings, public company financial data, private company financial data, direct investigations, and government registries. We cite information as of June 5, 2006, that there are approximately 11.7 million small businesses in the United States, each with less than $25 million of annual sales.

         See pages 2 and 55.
Summary Consolidated Financial Data

         7. We note that upon the closing of the offering you will accelerate the vesting of certain stock options and record a charge to "retained earnings." Your disclosures on page 22 suggest that the options affected are those issued in connection with the Captiva and Goldleaf acquisitions. Clarify whether these are the only options that will be impacted by the acceleration and tell us how you accounted for the options upon issuance and how you intend to account for the acceleration, including citations of the specific accounting literature upon which your accounting is based.

         Response

Barbara C. Jacobs
June 6, 2006
Page 4

         As of June 5, 2006, a total of 1,432,990 options are outstanding, on a post-split basis. Of this total, 1,051,400 options, on a post-split basis, were granted in connection with our acquisitions of Captiva and Goldleaf Technologies. Based on the stated terms of our stock option plans, the Compensation Committee of our board of directors determined that the transaction contemplated in this offering results in acceleration of vesting of unvested options, as explained below in more detail.

         We have unvested options under our Private Business, Inc. 2005 Long-Term Equity Incentive Plan, Private Business, Inc. 2004 Equity Incentive Plan, and Private Business, Inc. 1999 Equity Incentive Plan. Under the terms of the 2004 Plan and the 2005 Plan, all unvested options will immediately vest on the closing of the offering. Under the terms of the 1999 Plan, one-half of the unvested options will immediately vest on the closing of the offering. Each of the 2005 Plan, the 2004 Plan and the 1999 Plan provides for option acceleration upon the acquisition by a person or group of more than 50% of our voting securities. In connection with the offering, we expect that the underwriters will acquire more than 50% of our voting securities and, accordingly, trigger acceleration of all the unvested options under the 2005 Plan and the 2004 Plan, and acceleration of one-half of all the unvested options under the 1999 Plan.

         When we issued the Captiva options in October 2005, we accounted for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25. At the date of the Captiva option grants in October 2005, the exercise price was greater than our stock's fair market value. Therefore, there was no instrinsic value and thus we recorded no stock compensation expense. We accounted for the Goldleaf Technologies option grants on January 23, 2006 in accordance with Statement of Financial Accounting Standards No. 123 (Revised). In accordance with SFAS 123R, upon acceleration of vesting (under the contractual terms of the original option grant) that eliminates any requisite service period, we are required to recognize any unrecognized stock compensation expense in the period in which the acceleration occurs.

         See pages 24 and 70.

Consolidated Statement of Operations Data, pages 7 and 8

         8. We note that you have adjusted preferred stock dividends in your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures in determining to label this non-GAAP measure EBITDA. That is, tell us how you determined that "earnings available to common shareholders" is the equivalent of "earnings" in the context discussed in Question 14.

         Response

         We have revised the method we use to calculate and disclose EBITDA in the prospectus to conform to the method expressly permitted in the Adopting Release for Regulation G: GAAP net income (loss) plus interest expense, income taxes and depreciation and amortization less interest earned. We provided supplemental information about non-cash stock compensation expense in the footnote explaining how we calculated EBITDA, but that expense is no longer added back in the calculation of EBITDA itself. See pages 9 and 31-32.

Barbara C. Jacobs
June 6, 2006
Page 5

         9. We understand that you have presented EBITDA as a performance measure since you have reconciled the measure to net income available to common stockholders. We further note that your EBITDA measure excludes recurring items, such as preferred stock dividends, interest, taxes, depreciation and amortization (and in your Form 8-K filed on May 16, 2006 we note that you have also excluded non-cash stock compensation expense). Because this non-GAAP measure excludes recurring items that appear to be significant to performance, further demonstrate its usefulness as an operating performance measure or revise to delete this measure. Refer to Questions 15 and 8, Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

         Response

         As noted above in our response to Comment 8, we have revised the method we use to calculate and disclose EBITDA to conform to the method expressly permitted in the Adopting Release for Regulation G. We believe these changes, together with the explanatory material we have provided in the footnote, demonstrate its usefulness as an operating performance measure. See pages 9 and 31-32.

Consolidated Balance Sheet Data, page 8

         10. With regard to your presentation, here and on pages 26, 29 and 41, of total long-term debt excluding long-term non-recourse lease notes payable of approximately $6.4 million, tell us whether you have also excluded assets related to these non-recourse liabilities from the total assets amount presented in this table, why you believe this presentation is meaningful to investors and how you considered the guidance in SAB 70 in determining the acceptability of this presentation.

         Response

         Although we did not exclude the investments in direct financing leases associated with the non-recourse debt from the total assets line item in our initial filing, we agree with the Staff that we should also exclude these assets. We have made the change in the accompanying amended registration statement on Form S-1. We excluded the non-recourse lease notes payable from total debt because our lenders do not include this amount when assessing our liquidity and total debt capacity. In accordance with SAB 70, we have not netted the investments in direct financing leases against the non-recourse notes payable, as we do not meet all of the requirements of paragraphs 42-47 of SFAS No. 13. See pages 9, 28, 31-32, 49, and 50.

Risk Factors, page 9

         11. Add disclosure addressing the risks associated with the fact that you have been operating under the controlled company exception of the NASD rules given the majority ownership of Lightyear. In this regard, please address the risks associated with the fact that you do not need a majority of directors to be independent nor are you required to maintain a nominating committee. Also, Lightyear's post-recapitalization holdings of 14.9% should be reflected in your discussion.

         Response

Barbara C. Jacobs
June 6, 2006
Page 6

         We have added a risk factor on page 24 to address this comment.

         12. Add disclosure addressing the risks associated with your reliance on one product in light of your reliance on one product, Business Manager, which accounted for 68.9% of your revenue in 2005.

         Response

         We believe that the second risk factor on page 10 adequately addresses this risk. We have revised that risk factor in this filing.

         13. Many of the captions preceding the risk factors identify a condition or uncertainty, without specifying the material risk to investors that result from the condition or uncertainty. Please revise so that each caption concisely describes the resulting risk to investors.

         Response

         We have revised a number of the risk factor headings to address this comment.

"We may acquire companies that have significant deficiencies . . .", page 10


         14. Describe in greater detail the nature of the material weaknesses identified by Grant Thornton LLP during the audit of Goldleaf Technologies and provide us with a copy of the letter to which you refer and any other correspondence related to this matter. In this regard, also revise to disclose the specific steps taken to remediate the material weaknesses and disclose whether you believe the material weaknesses continue to exist.

         Response

         We have revised the risk factor to address this comment and have transmitted a copy of the Grant Thornton LLP letter dated April 17, 2006 to your attention via fax. The material weaknesses identified in that letter relate to the pre-acquisition lack of segregation of duties and inconsistent application of GAAP at Goldleaf Technologies, a private company. We were aware of these weaknesses before we acquired Goldleaf Technologies and began the process of remediating them immediately after the closing. As of the filing of our quarterly report on Form 10-Q for the quarter ended March 31, 2006, we had remediated these weaknesses.

         The lack of segregation of duties at Goldleaf Technologies existed due to an inability to document a review of reconciliations of significant accounts, as well as a lack of a general review of manual journal entries. We have addressed this material weakness by implementing our corporate control processes and procedures at Goldleaf Technologies, including integrating the accounting software of Goldleaf Technologies into our systems and applying our oversight procedures to the accounting staff of

Barbara C. Jacobs
June 6, 2006
Page 7


Goldleaf Technologies. We addressed the inconsistent application of GAAP by recording significant audit adjusting entries to present the financial statements of Goldleaf Technologies in accordance with GAAP and by ensuring that the management personnel responsible for financial reporting have an appropriate level of knowledge of GAAP.

         We note that the April 17, 2006 Grant Thornton letter also cited "control deficiencies lesser in magnitude than a significant deficiency." These deficiencies at Goldleaf Technologies, a private company, were: the lack of a written code of conduct; the lack of a way to submit anonymous information regarding questionable practices or concerns; and a payroll provider that did not have SAS 70 audits performed. Now that we own Goldleaf Technologies, none of these deficiencies exists, and we have not disclosed them in the Form S-1 due to their immateriality.

         See pages 11-12.

"Acquisitions could result in integration difficulties . . .", page 10

         15. Expand the narrative to address specifically the amount of goodwill booked in connection with the acquisitions. Here or elsewhere as appropriate, such as in Management's Discussion and Analysis, or Business, disclose the total aggregate consideration of the recent acquisitions.

         Response

         We have added language to the prospectus on page 34 in response to this comment.

"We may be unable to account for our acquisitions in a timely manner . . .", page 11

         16. Given the problems you encountered with the acquisitions, e.g., the inability to apply the significance tests properly, why do you believe your disclosure controls and procedures were effective for the periods listed?

         Response

         The problems we encountered with respect to the timely reporting of the financial statements of the entities we recently acquired relate primarily to the application of accounting standards, not to a lack of awareness of those standards or a failure to apply them. We believe that the processes and personnel that we have historically used are sufficient to allow our management to conclude that our disclosure controls and procedures were effective for the periods listed for our existing operations.

         Specifically, with respect to the $899,000 acquisition of KVI Capital, we initially believed that KVI Capital's accounting would qualify as leveraged lease accounting. Under leveraged lease accounting, the investment in leased assets would be netted against the related non-recourse debt on the balance sheet. Therefore, in our initial analysis of Rule 3-05 of Regulation S-X, we concluded that because the acquisition met none of the materiality thresholds, we were not required to file any audited financial statements for KVI Capital. We later determined that leveraged lease accounting was not appropriate, which resulted in a much higher total assets acquired amount. After reassessing Rule 3-05 of

Barbara C. Jacobs
June 6, 2006
Page 8

Regulation S-X using the higher acquired asset total, we determined that one year of audited financial statements were required.

         In the case of Captiva, our initial analysis of Rule 3-05 of Regulation S-X did not include the contingent consideration in the total purchase price due to our belief that it was not likely that the contingent consideration would be earned. When we acquired Captiva, we had only $5.0 million in available financing, which would not have been sufficient to enable us to make a material acquisition. Subsequently, after we obtained a new credit facility, we reevaluated the likelihood of our being required to issue the contingent consideration. When we added the contingent consideration into our Rule 3-05 analysis, we concluded that we were required to include two years of audited financial statements for Captiva rather than the one year period we initially concluded was required.

         With respect to Goldleaf Technologies, we closed on that acquisition on January 31, 2006. We were aware, as a result of our due diligence before closing, that we needed three years of audits and that the financial statements were not up to the standards of a public company. We hired additional personnel and worked diligently with our auditors to complete the audit and file a current report on Form 8-K within the prescribed period. Ultimately, however, we filed the report seven business days late.

         Comment 16 (continued):

                  If there were any remedial measures undertaken after receipt of the Grant Thornton letter, revise your disclosure as appropriate and disclose whether there were any material costs associated with these measures.

         Response

         Please see our response to comment 14 regarding remedial measures we undertook. We incurred no material costs in this regard.

"We have broad discretion over the use of proceeds from this offering . . .", page 22

         17. Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Also, clarify what you mean when you disclose that you have "not allocated these proceeds for specific purposes." Your disclosure appears to contradict the information provided in your Item 4 disclosure.

         Response

         We have revised this heading for this risk factor to clarify that the risk is that we have broad discretion to use a portion of the net proceeds as described. The paragraph under the heading already limits the risk factor in that manner, and we have added corresponding language in the heading in response to this comment. See page 24.

Barbara C. Jacobs
June 6, 2006
Page 9


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31.

Overview, page 31

         18. The purpose of this subsection is to provide investors with an introductory understanding of Goldleaf and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Consider supplementing this "Overview" section to include an introduction of the industry-wide factors that management views as most relevant to the company.

         Response

         We have added additional language in the "Overview" section regarding the industry conditions in response to this comment. See page 33.

         Comment 18 (continued):

                  Also, please address the decline in sales, of BusinessManager, your principal product. In this regard, we note that your results of operation discussion for 2005 and 2004 states that you encountered turnover in the management and personnel of the sales force for this product. Your further disclose that attrition rates for small businesses were "relatively stable" but new sales were lower than necessary to increase participation fees. Were the various acquisitions intended to broaden your product/service base given what it appears to be concern over being too dependent upon the BusinessManager product? For a more detailed discussion of what is expected under this subheading and in the MD&A section in general, please refer to the Commission's recent MD&A interpretive guidance in Commission Release No. 33-8350 (December 29, 2003) which may be found on the Commission's website at: http://www.sec.gov/ru1es/interp/33-8350.htm.

         Response

         We have added additional language in the "Overview" section regarding the performance of BusinessManager and RMSA, and our change in strategy, in response to this comment. See pages 33-34.

Results of Operations, page 33

         19. Management's Discussion and Analysis should address the historical categories and line items included in the presentation of your financial condition, changes in financial condition and results of operations as reported in the financial statements included in the filing. Please explain how your MD&A applied to your prospective information addresses the historical presentations. Otherwise, please revise either the historical financial statement presentation or MD&A accordingly.

         Response

         We have revised the historical financial statement presentation in response to this comment.

Barbara C. Jacobs
June 6, 2006
Page 10

         20. We note that you intend to revise the revenue line items presented in your statement of operations in future filings. Tell us how you have considered whether the categories previously presented (participation fees, software license, retail inventory management services, insurance brokerage fees and maintenance) represent amounts that should continue to be disclosed in accordance with paragraph 37 of SFAS 131. That is, these categories appear to represent product-lines requiring disclosure under paragraph 37.

         Response

         Paragraph 37 of SFAS 131 allows for the consolidation of products into a group of similar products. Historically, we had two primary products: accounts receivable financing and retail inventory management services, which categorization is consistent with our segment presentation for all historical periods. As we have modified our strategy to broaden our product offering to include many other products and services for the financial institution market, we determined that participation fees, software license, insurance brokerage fees and maintenance fees are all included in a similar group of products and services we offer to financial institutions. Except for our retail inventory management services, we sell all of our products and services primarily through one sales force and service them primarily through one customer service group. We sell and support our retail inventory management services through a completely different group of employees, and the customer base for those services is completely different from our financial institution clients. Our other products and services revenue category includes revenues that are ancillary to our financial institution services segment, such as sale of supplies, hardware and premium gifts associated with our Free Checking product. We believe that we have considered and appropriately categorized our product revenues. Our management team monitors and evaluates our performance based primarily on the revenue categories that we are now presenting in our financial statements.

         21. Your discussion of Financial Institution Service Fees notes a decline from 2004 to 2005 caused by a drop in revenue attributable to the product, "BusinessManager." To the extent this and other changes disclosed in your MD&A constitute any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable related impact operations or financial position revise MD&A to discuss both those changes and impact. See Item 303 of Regulation S-K.

         Response

         We have added additional language in the "Overview" section of MD&A regarding the performance of BusinessManager and RMSA, and the possible continuance of the trend in their performance, in response to this comment. See page 33.

Critical Accounting Policies

         22. We note your reference to an "independent appraisal expert", and a similar reference on page F-22 to an independent third party valuation. When you refer to an independent appraiser or valuation in a Securities Act filing you should also disclose the name of the expert and include the expert's consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove such references. Please revise accordingly.

Barbara C. Jacobs
June 6, 2006
Page 11

         Response

         We have deleted all references to independent appraisal experts in our MD&A and the F-pages.

         23. For each of your critical accounting policies describe more fully the estimates that involve a high degree of judgment and complexity, identify where and how they affect the company's reported financial results, financial condition and changes in financial condition, and, where material, identify the affected line items. Describe the methodology underlying each critical accounting estimate, the assumptions that are about highly uncertain matters and other assumptions that are material. In particular, goodwill should be addressed in view of the material amount the company has recorded.

         Response

         See pages 42-46 for the changes we have made in response to this comment.

         24. Discuss the sensitivity of reported results to changes in the estimates such as from making reasonably possible, near-term changes in the most material assumption(s) underlying the estimate or using in place of the recorded estimate the ends of the range of reasonably possible amounts which the company likely determined when formulating its recorded estimate. Describe the impact of those changes on the company's overall financial performance and, to the extent material, on the line items in the company's financial statements. Describe your history of changing critical accounting estimates in recent years. Confirm to the staff and disclose whether or not senior management discussed the development, selection and disclosure of those estimates with your audit committee.

         Response

         We have added the quantitative effect of the change in assumption for the period over which we record up-front fees for BusinessManager. There have been no other significant changes in assumptions in any of the reporting periods that have materially affected our operating results.

         We confirm to the Staff that we have had discussions with our audit committee each quarter regarding our critical accounting estimates and assumptions, and we will continue to do so.

Liquidity and Capital Resources, page 39

         25. Add disclosure outlining the financial covenants of the credit facility with Bank of America. Currently, you only provide broad discussion on page 43.

         Response

         We have added disclosure on page 51 to address this comment.

Cash from Operating Activities, page 40

Barbara C. Jacobs
June 6, 2006
Page 12


         26. We note that your discussions of your operating cash flows are essentially recitations of the items contained within your statements of cash flows. Please refer to SEC Release 33-8350 and revise to provide enhanced disclosure of the underlying reasons for changes.

         Response

         We have added additional enhanced disclosure on page 47 regarding operating cash flows for all periods presented.

Debt Outstanding as of March 31, 2006, page 42

         27. In view of the material debt incurred after December 31, 2005 and through March 31, 2006 you should consider including disclosure of your future payment obligations in a manner similar to the Item 303(a)(5) of Regulation S-K - Tabular Disclosure of Contractual Obligations. MD&A should be revised to address the reasonably likely material impact on future financial position and liquidity as a result of the new debt arrangements entered into after December 31, 2005.

         Response

         We have addressed this comment by adding information from our quarterly report on Form 10-Q to the Form S-1. See page 49.

Business, page 45

Our Industry, page 45

         28. In the second full paragraph on page 46, please expand the discussion of the correlation between consolidation in the community banking industry and the demand for "a technology solutions provider that focuses on customer service and the needs of community financial institutions."

         Response

         The first sentence in the paragraph cited in the comment refers to "significant consolidation in the financial technology industry," not the community banking industry. (Emphasis added.) Given that members of our management are personally familiar with the customer disruption and dissatisfaction created by consolidation in the financial technology industry, we believe that the paragraph is accurate as stated. See page 55.

         29. Please provide the basis for your assertion in the last sentence in the paragraph immediately preceding the "Our Solution" subsection.

         Response

         We have revised the sentence on page 55 to address this comment. The belief stated in the revised sentence is based on the personal knowledge of members of our management and sales staff who

Barbara C. Jacobs
June 6, 2006
Page 13

interact with management of community financial institutions every day regarding the technology needs of those institutions and their clientele.

Intellectual Property and Other Proprietary Rights, page 57

         30. To the extent material, please elaborate here or elsewhere as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.

         Response

         We have reviewed our licenses for technology from third parties that we incorporate in our products and services, and we have confirmed that in all cases, we could obtain and integrate an alternative software program with a reasonable amount of effort and at a substantially similar cost, and without any material disruption to our business.

Executive Compensation, page 59

         31. With respect to the amounts under Other Annual Compensation for Mr. Baroco, please advise us to why you have not included the loan forgiveness and the prepayment for the non-compete clause of his employment agreement as amounts that should be included in the salary or bonus columns?

         Response

         We entered into an employment agreement with Mr. Baroco in connection with our merger with Towne Services, Inc. in 2001. This employment agreement had a term of two years, which was a one-year reduction from the term of his previous employment agreement with Towne Services, Inc. The new employment agreement also reduced the period for which we would be obligated to provide insurance benefits. Instead of providing those insurance benefits until death, we agreed to provide them until age 65. In consideration of these concessions by Mr. Baroco, we agreed to forgive a promissory note that Mr. Baroco had previously issued to Towne Services, Inc. We forgave the loan in connection with Mr. Baroco's agreement to give up the contractual rights described above. The loan forgiveness was not directly related to services Mr. Baroco provided to us in his capacity as our employee. Accordingly, we included the value of the loan forgiveness in the "Other Annual Compensation" column of our Summary Compensation Table rather than in the "Salary" or "Bonus" columns.

         When we amended Mr. Baroco's employment agreement with us in 2003, he agreed to the continuation of non-compete obligations in consideration of future cash payments. We made those payments, which primarily related to Mr. Baroco's future obligation to refrain from competing against us, in 2003, 2004 and 2005. Because the payments did not directly relate to the services Mr. Baroco provided to us in his capacity as our employee, we included them in the "Other Annual Compensation" column of our Summary Compensation Table rather than in the "Salary" or "Bonus" columns.

Barbara C. Jacobs
June 6, 2006
Page 14

Certain Relationships and Transactions, page 68

Acceleration of Stock Options on Closing of this Offering

         32. Disclose the reasons why you are accelerating the options upon the closing of the offering.

         Response

         We have added disclosure on page 70 to address this comment.

Unaudited Pro Forma Consolidated Financial Data, pages F-2 through F-6

Note (A)

         33. Provide the computation supporting the reduction of revenues for Goldleaf related to estimated deferred revenues. Explain the assumptions used to determine estimated fair value as of January 1, 2005.

         Response

         EITF Issue No. 01-3 provides that an acquiring entity should recognize a liability related to the deferred revenue of an acquired entity only if that deferred revenue represents a legal obligation assumed by the acquiring entity. Accordingly, in connection with the accounting for our acquisition of Goldleaf, we have estimated our obligation to provide services (software support and maintenance) related to acquired revenue arrangements ("deferred service obligation"). In periods following the acquisition, we will reduce the deferred service obligation and will record revenue as we provide the services under the terms of the revenue arrangements. To the extent that the deferred service obligation is different from the acquired entity's previously recorded deferred revenue, the related revenue recorded in subsequent periods will differ from that which would have been recorded under the acquired entity's original accounting.

         Management computed the estimated fair value of the deferred service obligation at January 31, 2006 by taking into consideration all cost categories that result from providing the ongoing support/maintenance of the customer contracts acquired, plus a profit margin of 20%, which we believe is a reasonable estimate based on our internal expectations and the performance of other publicly-traded competitors. From this computation, we deducted estimated future maintenance fees that we expect to receive over the estimated remaining service period of the contracts acquired. This calculation provided our estimated service obligation for which payment had been received before the acquisition by Goldleaf.

         To determine the estimated pro forma reduction in Goldleaf revenues, we had to estimate the deferred service obligation that would have been recorded in accordance with EITF 01-3 if the acquisition had been completed on January 1, 2005. To estimate this amount at January 1, 2005, we used the estimated fair value computation of deferred service obligation that we determined as of the actual acquisition date of January 31, 2006, which totaled $4,890,000. We compared this estimate to the previously audited deferred revenue recorded as of January 31, 2006 to calculate a ratio of recorded deferred revenue to the estimated deferred service obligation. Using this ratio of 69.5% and multiplying it

Barbara C. Jacobs
June 6, 2006
Page 15


by the audited deferred revenue amount as of December 31, 2004 resulted in an estimated deferred service obligation of $3,877,000 at January 1, 2005.

         We then estimated the amount of the deferred service obligation to be recognized during the pro forma 2005 period. To do so, we took the amount of the deferred service obligation estimated as of January 31, 2006 that we expected to recognize in 2006 to determine the ratio of current revenue impact to total deferred service obligation, which calculated to be 33.6%. We then multiplied the 33.6% by the $3,877,000 estimated deferred service obligation as of January 1, 2005 to arrive at the estimated amount of the deferred service obligation that would have been recognized in 2005. We then compared this calculated amount of revenue to the actual deferred revenue amount that we recognized during 2005 per the audited results. The difference between these two amounts was $917,000, which is the pro forma adjustment total.

         The table below is the computation of the reduction of revenue as described above.

Audited deferred revenue at 1/31/06                                               $  7,036   A
Estimated deferred service obligation at 1/31/06                                  $  4,890   B

            Ratio of deferred service obligation
              to audited deferred revenue                                               69%  C = B/A
                                                                                  ========

Projected recognition of deferred service obligation
   during 2006                                                                    $  1,643   D

            Ratio to total deferred service obligation                                  34%  E = D/B
                                                                                  ========

Pro Forma calculations:

Audited deferred revenue at 12/31/04                                              $  5,579
            Ratio of deferred service obligation
               to audited deferred revenue (per above)                                  69%  C above
                                                                                  --------
Estimated deferred service obligation at 1/1/05                                      3,877

            Ratio to total deferred service obligation (per above)                      34%  E above

Projected recognition of deferred service obligation
   during 2005 (using ratio above)                                                $  1,303

Actual deferred revenue recognized during 2005                                    $  2,220

                                                                                  --------
            Pro forma revenue adjustment related to deferred revenue              $   (917)
                                                                                  ========


Note (B)

         34. Describe the specific assumptions used by management in estimating the useful lives allocated to each of the intangible assets acquired, including those supporting your

Barbara C. Jacobs
June 6, 2006
Page 16


                  determination that tradenames and trademarks had indefinite lives. At a minimum, your response should address each of the factors set forth in paragraph 11 of SFAS 142 for each intangible asset.

         Response

         The following lists the intangible assets identified and the respective useful lives:

                  Acquired technology (Captiva) -- Useful life of 3 years Acquired technology (Goldleaf Technologies) -- Useful life of 7 years
                  Customer list (Captiva) -- Useful life of 10 years
                  Customer list (Goldleaf Technologies) -- Useful life of 10 years
                  Customer list (KVI) -- Useful life of 7 years
                  Non-compete (Captiva) -- Useful life of 3 years
                  Non-compete (Goldleaf) -- Useful life of 3 years
                  Non-compete (KVI) -- Useful life of 2 years
                  Trademarks/Tradenames -- Useful life indefinite
                  Product patents -- Useful life of 20 years

         Management evaluated each intangible asset identified based on its own merits and specific circumstances in accordance with paragraph 11 of SFAS No.
142. Paragraph 11 of SFAS No. 142 requires consideration of the following:

         a.       The expected use of the asset by the entity.

         b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

         c. Any legal, regulatory, or contractual provisions that may limit the useful life.

         d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost.

         e. The effects of obsolescence, demand, competition, and other economic factors.

         f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

For our technology intangibles we acquired in connection with our acquisitions of Captiva and Goldleaf Technologies, the key factors from paragraph 11 above are items a., d. and f. The lives for the two acquired technologies are very different, due primarily to our consideration of e. above. We knew at the time of the Captiva acquisition that the software products were generally old and would eventually require a complete revision. We have estimated that we will have to perform this revision in approximately three years to remain competitive and keep up with technology trends. The products we acquired in the Goldleaf acquisition are current from a software platform perspective, and we expect that they will grow in use over the foreseeable future. Although we expect to incur some maintenance expense for this software as time passes, we believe we have appropriately considered these expenses as

Barbara C. Jacobs
June 6, 2006
Page 17

part of our valuation. We believe that a seven-year period is reasonable to expect to generate positive cash flows from this technology. Neither acquired technology is limited due to any legal, regulatory or contractual provisions.

         For our customer list intangibles, the key factors from paragraph 11 of SFAS No. 142 are items c., d. and e. The companies we have acquired have generally been in business for a long period. Captiva, through acquisition of TBT, has been in business for more than 25 years, and Goldleaf Technologies has been in business over 15 years. In addition to the long life cycles, our industry is characterized by long-term contracts. All of our customers are under formal contracts with us. Our Captiva and Goldleaf customers typically have five-year agreements with automatic renewal features. For KVI, the agreements do not have a stated term and are cancelable at any time without penalty. From our experience in the financial institution industry, we know that financial institutions are reluctant to make changes in the absence of being acquired. Given these considerations and our customer history, we have concluded that it is conservative to estimate that the Captiva and Goldleaf client base will have a ten-year life and that our KVI Capital customer base will have a seven-year life. We selected a shorter life for KVI Capital given the lack of a stated term and penalties in those contracts.

         We assigned shorter lives of two and three years for our non-compete intangibles. The primary factor contributing to this is item c. of paragraph 11 of SFAS No. 142. The non-compete intangible assets are a result of the non-compete provisions in the purchase agreements as well as the non-compete provisions included in the employment agreements of the key executives retained from the acquired companies. The non-compete periods in these various documents vary slightly, but are generally two to three years following the date of acquisition and/or date of employment termination.

         For the trademarks/tradenames intangible assets, please refer to our response to comment 35 below.

         For the patent intangible, we believe that all of the items in paragraph 11 of SFAS No. 142 are relevant to some degree. The product patents, which are currently pending, relate to our Goldleaf software technology. Patents issued by the U.S. government generally are granted with a 20-year life, and extensions are available. We believe that the products to which our patent applications relate (i.e. ACH transaction and remote deposit processing) are products that will be useful much longer than 20 years. Although these factors would possibly suggest a life slightly longer than 20 years, we also acknowledge that we face competition in using this technology, and we have assigned a seven-year life to the acquired technology relating to these patents. Given these various factors, we estimated a life of 20 years as reasonable.

         35. Explain in detail the basis for assuming indefinite lives on trade names and trademarks. For the associated or related technologies associated with each indefinite lived trademarks and trade names describe: their operating histories prior to acquisition; related market and competitive risks; obsolescence risks; and life cycle stage as a basis for supporting indefinite lives.

         Response

         We followed paragraph 11 of SFAS 142, particularly items a., d., e. and f., as the guidance to determine an indefinite life on the Goldleaf trade name and trademarks.

Barbara C. Jacobs
June 6, 2006
Page 18


         Under item a., we are required to consider our expected use of the asset. We intend to use the trade name in perpetuity and have changed our name from Private Business, Inc. to Goldleaf Financial Solutions, Inc. to take advantage of the better name recognition in the industry. We will sell all products -- both current and future -- under the Goldleaf trade name and trademarks.

         Under item d., we are required to consider any legal, regulatory or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost. The trade name and trademark are registered with the U.S. Copyright Office, and renewal of the trademark does not meet the definition of "substantial cost." There are no other legal, regulatory or contractual provisions that affect use of the trademarks and trade names.

         Under item e., we are required to consider the effects of obsolescence, demand, competition, and other economic factors, such as the stability of the industry, known technological advances, legislative actions that results in an uncertain or changing regulatory environment, and expected changes in distribution channels. We believe that the products sold under the trade names are in the infancy of their product lives and are the industry-leading products.

         Under item f., we are required to consider the level of maintenance expenditures required to obtain the expected future cash flows from the asset. We do not believe that any maintenance expenditures are needed to obtain the expected future cash flows from the trademarks and trade names.

Note (F)

         36. Expand the note disclosure to disclose the reasons for the dividend elimination.

         Response

         We have expanded the note disclosure as requested on page F-5.

Note (H)

         37. We note that as of December 31, 2005 there were 2,446,278 Goldleaf Technologies options outstanding, 2,190,000 of which were exercisable (page F-55). Tell us how and when these options were settled and whether any of the 1.6 million options that were issued to employees of Goldleaf on January 31, 2006 were in exchange for outstanding options of Goldleaf Technologies.

         Response

         Goldleaf Technologies cancelled the 2,446,278 employee stock options before we acquired it on January 31, 2006, regardless of the percentage vested. The option grants totaling 1.6 million options were new grants we made to employees of Goldleaf Technologies at the time of acquisition with an entirely new requisite service period of four years, vesting 25% per year on each anniversary date. The vesting period is consistent with all other options we granted. We granted the new options with an exercise price equal to or greater than the fair market value of our stock on the date of grant. Given that the options granted required a new service period, we determined that we should recognize the compensation costs of

Barbara C. Jacobs
June 6, 2006
Page 19

these new option grants over the period that the employees provide services to us, and that we should not consider them as part of the purchase price.

         38. With regard to amounts presented for KVI Capital, Inc. clarify what historical periods are presented and from what source the amounts were derived.

         Response

         The periods presented for KVI Capital in the KVI column are for the months January through July 2005, and we derived the amounts from KVI's unaudited interim financial information.

         39. Explain the basis for the use of the $1.l8 per share value of common stock as of December 31, 2005 for valuing the common stock issued for the Goldleaf acquisition as opposed to using the measurement date fair value pursuant to SFAS 142 and EITF 99-12.

         Response

         We assume that the reference in comment 39 to SFAS No. 142 was intended to be to SFAS No.141. SFAS No. 141 requires the use of the stock price for a reasonable period of time before and after the date of the announced transaction. While we have complied with this provision for actual results reflected in our March 31, 2006 consolidated financial statements included in our quarterly report on Form 10-Q, we could not use the same rationale for the pro forma data.

         For purposes of calculating the value for the pro forma data, Regulation S-X requires that the pro forma data reflect the results as if the acquisition were completed on the balance sheet date, which in this case was December 31, 2005. We do not believe that it is appropriate to estimate a date upon which the transaction would have been announced for a December 31, 2005 transaction closing, and we have therefore chosen to use the closing stock price of our stock on the last business day before December 31, 2005. Even if we had made an assumption that the announcement date and actual closing date were both on December 31, 2005 and used the average stock price for five days before and after December 31, 2005, the stock value would have not materially changed (i.e., $1.17 vs. $1.18 used).

         40.      Explain and support the accounting basis under GAAP and
                  Article 11 of Regulation S-X for not recognizing in the pro forma statement of operations the new options stock compensation expense.

         Response

         For the periods that pro forma information is presented, we applied the provisions of APB No. 25 to employee stock option grants. Under APB No. 25, any intrinsic value of an option would be expensed over the vesting period. Had we acquired Goldleaf Technologies in 2005, the intrinsic value of the grants would have been zero, and as such, no stock compensation expense would have been recorded.

         41. Please describe, in reasonable detail, the process used to identify and value the intangible assets acquired in the Goldleaf Technologies transaction. As part of your response, explain to us the reasons for allocating such a significant portion of the purchase price to goodwill.

Barbara C. Jacobs
June 6, 2006
Page 20

         Response

         The process we employed to identify the intangible assets of Goldleaf Technologies started with review of a comprehensive listing of possible intangible assets to narrow down the list to those that we believed existed at Goldleaf Technologies. Once we identified the intangible assets to be valued, we began the process of assessing our preliminary estimate of value. Part of our preliminary assessment for all of these intangibles was a comparison to the intangible valuation report that we obtained from an independent party for the Captiva acquisition, given that the companies are similar in that they offer technology products to financial institutions. To determine a general range of reasonableness for values of the Goldleaf Technologies intangible assets, we compared the results of this valuation to each intangible asset to the intangibles identified for Goldleaf Technologies. For acquired technology, we based our estimated value primarily on our estimated cost to build software products comparable to those we acquired. We based our estimate of costs on discussions with our software engineers regarding the time necessary to build comparable products. For the customer list intangible asset, we based this preliminary estimate on the number of customers and the estimated future operating cash flows to be received from these customers. For the non-compete intangible, we based our estimate on the variance in what we might have been willing to pay for Goldleaf Technologies without the non-competes to the actual price paid for the entity with the non-competes in place. For trademarks/tradenames, we knew through our market research and additional due diligence that the name Goldleaf had a strong market presence. Given these facts, we knew that there was value in this intangible asset. We have estimated this value as explained above in our response to comment 35.

         At the time of acquisition, Goldleaf Technologies had applied for several patents related to their software code. Based on all available information through discussions with Goldleaf Technologies management and patent counsel, we believe that the patents have a reasonable likelihood of being approved and thus have a meaningful value as an intangible asset. We estimated the value of the patent intangible based on the expected increased positive cash flows as a result of holding a patent that gives us a competitive advantage as compared to the expected positive cash flows we would expect to receive if we did not hold such a patent. We have engaged an independent third party to perform a detailed intangible value report that is currently underway. We expect to have this report completed by the middle of July 2006, and we intend to disclose our final purchase accounting for intangibles and goodwill in our quarterly report on Form 10Q for the quarter ended June 30, 2006.

         We believe that the significant amount of goodwill attributable to the Goldleaf Technologies acquisition results from Goldleaf Technologies' customer base of approximately 2,500 community financial institutions. These 2,500 customers give us the opportunity to cross-sell other products of the entire organization to these customers and realize significant sales synergies over a long period of time, thereby increasing the overall value of the company. Before the acquisition, we had approximately 450 community financial institution relationships. By virtue of the Goldleaf Technologies acquisition, we were able to increase this population by over five times. In addition, Goldleaf's corporate office is located in the same office complex as ours, giving us the opportunity to combine our accounting, human resources, marketing, internal IT, legal and other corporate functions, which we believe will result in significant current and long-term savings.

Audited Financial Statements of Private Business, Inc. and Subsidiaries

Barbara C. Jacobs
June 6, 2006
Page 21


Consolidated Statements of Income, page F-10

         42. Revise to present cost of revenues in accordance with Rule 5-03(2) of Regulation S-X. In this regard, your current presentation does not clearly present those expenses associated with cost of revenues for each of your revenue categories. Make conforming changes to all such presentations in the registration statement.

         Response

         We have revised our statement of operations presentation for all historical periods to present cost of revenues. As a result, we are filing an amended annual report on Form 10-K for the year ended December 31, 2005 and an amended quarterly report on Form 10-Q for the quarter ended March 31, 2006.

Note 1 - Organization and Significant Accounting Policies

Software Development Costs, page F-16

         43. Tell us where you have classified amortization of capitalized software development costs in your statements of operations. To the extent that costs are related to the provision of goods or services to customers such costs should be classified within cost of revenues. See Question 17 of the SFAS No. 86 Implementation Guide.

         Response

         Amortization of software development costs is included in amortization expense in the consolidated statements of operations. We have moved these costs to cost of revenues as per comment 42 above.

Revenue Recognition, F-16

         44.      Tell us how you have established VSOE of fair value for PCS.

         Response

         In accordance with paragraph 57 of SOP 97-2, we allocate the fair value of our multiple-element software arrangements to the elements based on vendor-specific evidence (VSOE) of fair value. We have established VSOE on our PCS services based on our stated price that we charge annually for renewals of these services in our contracts. Historically, we have been consistent in this pricing and continue to charge this same fee for new BusinessManager contracts. The standard annual renewal fee for PCS services is typically $1,900, and any variations from this amount are minimal. Accordingly, we have established this amount as our VSOE of fair value for PCS.

         45. We note that you have established VSOE for your PCS services and that "the portion of the up-front fee not attributable to PCS relates to the software license and to all other services provided during the initial year of the agreement, including installation, training and marketing services." We note that you recognize the portion of the up-front fee related to these activities over the first four months of the contract. Tell us how you

Barbara C. Jacobs
June 6, 2006
Page 22


                  allocate revenue to each of the non-PCS elements included in your software arrangements whether you have established VSOE for each of them. If you have not established VSOE for all elements of the arrangements, tell us how you considered the requirements of paragraph 12 of SOP 97-2 in determining that your recognition pattern is appropriate.

         Response

         We do not sell any of the non-PCS elements separately and therefore have not established VSOE for each of them. Instead, in accordance with SOP's 97-2 and 98-9, we have established VSOE for the fair value of the only undelivered element (PCS) and apply the residual method to the portion of the up-front fee not attributable to PCS. We then amortize this residual amount to revenue over a four-month service period. We determined the four-month service period to be the average period that it takes us from contract signing to first merchant funding on the BusinessManager solution. We calculated the four-month service period based on a detailed review of all BusinessManager contracts signed in 2003 and 2004 and compared the contract date to the date that each bank funded its first merchant on the BusinessManager solution. We have determined that the first merchant funding is the best indicator signifying that we have completed all of the non-PCS services, including installation, training and marketing services.

         46. We note that in 2005 you reduced the number of months over which you recognize the non-PCS related up-front fee from twelve to four. We also note that four months is the average period of time over which these services are performed. Tell us why you believe it is appropriate to use an average time period, rather than the actual time period in determining the recognition period. Quantify the extent to which your revenues were impacted by this acceleration of revenue recognition beginning in the first quarter of 2005 and the extent to which you estimate revenues will be impacted each quarter in fiscal 2005.

         Response

         We have chosen to use an average period of time because we do not believe that the benefits of tracking each contract separately justify the additional administrative costs of tracking every contract's activities, particularly given the relatively low dollar amount of license fees recorded annually and the immaterial impact that use of each contract's actual activities, as compared to the average, would yield. In addition, our normal implementation period ranges from three to five months. Our license fee revenues were increased by $115,000 in Q1 of 2005 as a result of this change. Had we not elected to change the period for license fees, our license fee revenues in Q2 of 2005 through Q1 of 2006 would have increased by approximately $38,000, $50,000, $23,000 and $4,000, respectively.

         47. With regard to participation fees and retail planning services revenue, identify the specific accounting literature followed for recognition of revenue from each of these revenue streams, the method by which revenue is allocated to the various elements of these types of arrangements, the timing under which payments are received from customers and the pattern in which services are rendered. Explain and disclose the nature of, elements of service provided and related accounting treatment of each of the two types of participation fees noted on page 32.

Barbara C. Jacobs
June 6, 2006
Page 23


         Response

         Per SAB 104, paragraph 1, we should consider existing literature and FASB Conceptual framework.

         Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues."

         Our participation fees are essentially transaction processing fees. We receive a portion of every accounts receivable dollar that our clients purchase by using our BusinessManager solution. We earn these fees when our client completes the purchase of accounts receivable from a small business merchant. We do not allocate participation fees to various elements. The only difference between initial participation fees and ongoing participation fees is that we receive a larger percentage of the accounts receivable dollars our clients purchase in the first 30 days after each new merchant signs up on the BusinessManager solution. This larger participation percentage is justified as a result of the significant sales and marketing services that our business development managers provide to the client, i.e., helping our customer sell the BusinessManager solution to small business merchants.

         Our retail planning services revenue is primarily related to two products: the generation of monthly inventory forecasting reports for our retail customers and the provision of monthly support services for our point-of-sale system. We earn and record the inventory forecasting fees when we deliver our forecasting reports to our retail clients each month. We bill and earn the customer support fees monthly as we provide the monthly customer support.

         For both participation fees and retail planning service revenues, we bill our customers each month for these services, and our customers generally pay us each month in arrears for the services we provide.

         48. We note that the revenue streams of both your Captiva (Core Data and Item Processing) and Goldleaf (ACH Manager and Client and Remote Deposit) acquisitions appear to consist of multiple element arrangements containing software. Based on the revenue recognition policies described in their financial statements, it appears that neither entity previously applied SOP 97-2. Tell us how you considered the acquired product and service lines and how you determined that continuation of the previous revenue recognition models was or was not appropriate. Tell us whether there have been any changes in the revenue recognition policies of these businesses subsequent to their acquisition and if so, the quantitative impact of such changes.

         Response

         For the core data processing revenue stream, we believe that SOP 97-2 is applicable. To date, we have not sold any new core data processing customers. We expect to apply the provisions of SOP 97-2 to new customer contracts. The customers we acquired through our acquisition of Captiva are primarily long-term customers, and we provide processing services to them on an outsourced basis, or service bureau model. Under this approach, the contract requires an up-front fee that covers data conversion, installation and training. Once this process is complete, the customer pays us a monthly service fee based

Barbara C. Jacobs
June 6, 2006
Page 24


on the number of transactions processed through our data center. Core data processing customers that choose to install our core software system internally pay an up-front fee to cover data conversion, installation and training and thereafter pay an annual software maintenance fee. The existing Captiva customers are all well past the up-front fees, thus we are either receiving monthly fees for processing services provided each month (service bureau customers) or we are receiving annual software maintenance fees (installed at the customer locations) which is deferred and amortized over the annual period to which the fee relates.

         For item processing services, we outsource the check processing services for our customers. We do not believe that this product falls under SOP 97-2. All revenues generated from this product are based on services provided each month and are recorded as revenues in the period the services are provided. The revenues are based on the transaction volumes processed each month. Because we do not believe that there is any specific authoritative accounting literature specifically addressing this revenue stream, we have applied the general guidelines of SAB 104, paragraph 1, as discussed in comment 47 above.

         We provide the Goldleaf ACH and Remote Deposit software products under an Application Service Provider (ASP) model. Goldleaf had previously evaluated its revenue recognition under the provisions of EITF 00-3. Per EITF 00-3, SOP 97-2 is not applicable if the customer does not have the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is not feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. We have developed both the ASP version as well as a licensable version of the software to accommodate customers that would rather run the software independently on their hardware. However, customer contracts have not specifically stated that customers may take possession of the software for use on their hardware. While the customer has the ability to take possession and it would be feasible for the customer to run the software on its own hardware, the contractual provisions have not historically provided for this option. Accordingly, we concluded that there is not sufficient evidence to support that the customer has a contractual right to take possession of the software. As a result, we concluded that SOP 97-2 does not apply and accounted for the ACH and Remote Deposit contracts under EITF 00-21.

         Upon acquisition of Goldleaf Technologies, we concluded that, under the historical contract provisions, Goldleaf Technologies had been appropriately applying the provisions of EITF 00-3 and EITF 00-21. Through the quarter ended March 31, 2006, we have not modified the revenue recognition policies for our Goldleaf ACH and Remote Deposit products.

Note 3 -- Preferred Stock Issuance and Credit Facility Closing, pages F-22 and F-24

         49. With regard to your issuances of preferred stock in January 2004 and warrants in January 2004 and December 2005, including the amendment and restatement of the warrant agreement in January 2006, tell us:

                  a. How you evaluated the conversion features associated with the preferred shares in order to determine whether an embedded derivative requiring bifurcation under SFAS 133 existed. Tell us how you considered each of the criteria in paragraph 12 of SFAS 133 and the paragraph 11(a) scope exception. Provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-

Barbara C. Jacobs
June 6, 2006
Page 25


                           19. See Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our web site.

         Response

         For both a. above and b. below, the preferred stock issued to Lightyear does not have any conversion features, thus both are not applicable.

                  b. If you determined that the conversion features associated with the preferred shares are outside the scope of SFAS 133, tell us how you determined that no beneficial conversion feature exists. See EITF 98-5 and EITF 00-27.

         Response

         See response to paragraph a. above.

                  c. Tell us how you accounted for the issuance of warrants in January 2004 and December 2005 and for their amendment and restatement in January 2006. For each transaction, explain how you considered whether the instruments met the definition of a derivative in accordance with SFAS 133. If you determined that the warrants were not derivatives under SFAS 133, tell us how you determined whether equity or liability classification was appropriate, using the criteria in paragraphs 12-32 of EITF 00-19.

         Response

         We determined the fair value of the warrant issued to Lightyear in January 2004 by using the Black-Scholes model. We added the resulting fair value of the warrant to the estimated fair value of the Series A preferred stock, then calculated the proportional share of the total fair value for each instrument. Using these proportional fair values, we allocated the $20 million of cash proceeds we received from Lightyear in to the Series A preferred stock and the 16 million common stock warrant. We credited the pro rata fair value assigned to the warrant to additional paid-in capital. For the warrant issued to Lightyear in December 2005 related to the $10 million senior subordinated debt instrument, we used a similar calculation process. As the debt was not convertible at that date of issuance, there were no issues with beneficial conversion features. We determined the fair value of each of the debt instrument and the warrant and allocated the $10 million of proceeds to each instrument based on its proportionate share of the respective fair values. We credited the proportionate fair value allocated to the warrant to additional paid-in capital, resulting in a debt discount on the senior subordinated debt instrument. The amendment and restatement of the warrants in January 2006 did not alter any of the key terms of the warrants, including the life of the warrants and the exercise price of the warrants. Therefore, there was no accounting impact to the original warrant accounting as a result of the amendment and restatement in January 2006.

         With respect to our consideration of SFAS No. 133, we note, regarding the January 2004 warrant, that paragraph 11 a. of SFAS 133 states that:

Barbara C. Jacobs
June 6, 2006
Page 26


         "the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

         a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position."

Based on the above excerpts from SFAS No. 133, we believe we have appropriately determined that the 2004 Lightyear warrant and the 2005 Lightyear warrant were not derivative instruments as defined in SFAS 133 and are not subject to its guidance.

         Based on the guidance provided in EITF 00-19, we determined that both the 2004 and 2005 warrants (collectively, the "warrants") meet the criteria to be classified as equity. Specifically:

         - The warrants do not have any net-cash settlement features as discussed in paragraphs 12, 13, 27 and 28.

         - The warrants are not required to be settled with registered shares nor are there any mandatory registration rights as discussed in paragraphs 14 - 18.

         - We have sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of stock during the maximum period the warrants could remain outstanding as discussed in paragraph 19.

         - The warrant agreements contain explicit limits on the number of shares to be delivered in a share settlement as discussed in paragraphs 20 - 24.

         - There are no required cash payments to Lightyear in the event we fail to make timely filings with the SEC as discussed in paragraph 25.

         - There are no required cash payments to Lightyear if the shares initially delivered upon settlement are subsequently sold by Lightyear and the sales proceeds are insufficient to provide Lightyear with full return of the amount due as discussed in paragraph 26.

         - There are no provisions in the warrant agreements that indicate that Lightyear has rights that rank higher than those of a shareholder of the stock underlying the warrant agreements as discussed in paragraphs 29 - 31.

         - There is no requirement in either of the warrant agreements to post collateral at any point or for any reason as discussed in paragraph 32.

Note 4 -- Sale of Bank Insurance Division, page F-24

         50. We note that you recognized the gain on the sale of your bank insurance division within maintenance and other revenues in the 2003 consolidated statement of income. Please tell us the authoritative accounting literature upon which you relied in determining that the gain represented revenue. Your classification of the insurance division's sale cash

Barbara C. Jacobs
June 6, 2006
Page 27


                  proceeds in 2003 as cash flow from investing activities, see page F-13, as well as the nature of the transaction supports non-revenue classification.

         Response

         We have reclassified the gain on sale of our bank insurance division totaling $427,000 from maintenance and other revenues to other income.

Note 7 -- Investment in Direct Financing Leases, page F-26

         51. Please explain your balance sheet classification of the $1.3 million in unearned income disclosed in Note 7 page F-26. In addition please tell us how you, as lessor, have recorded your net investment in any leveraged leases where there is associated non-recourse debt. Please explain how your accounting and classification complies with paragraphs 42-47 of SFAS 13 for leveraged leases.

         Response

         The $1.3 million of unearned income is included as a reduction of the net investment in direct finance leases in accordance with paragraph 23 of SFAS No. 13. Our leasing business does not comply with paragraphs 42-47 of SFAS No. 13, because our leases do not meet all of the requirements for classification as leveraged leases. Specifically, our net investment does not decline and then increase prior to final elimination of the net investment in the leased asset.


Audited Financial Statements of Goldleaf Technologies, Inc.

Consolidated Statements of Operations, page F-44

         52. Revise to present cost of revenues in accordance with Rule 5-03(2) of Regulation S-X. In this regard, your current presentation does not clearly present those expenses associated with cost of revenues for each of your revenue categories.

         Response

         We have revised the historical financial statements of Goldleaf Technologies to present cost of revenues in the amended Form S-1. We are filing an amended current report on Form 8-K with the revised cost of revenues presentation.

Note 1 -- Organization and Significant Accounting Policies

Restricted Case, page F-47

Barbara C. Jacobs
June 6, 2006
Page 28


         53. Tell us why your current classification of restricted cash both here and in the pro forma balance sheet on page F-4 is appropriate. See ARB-43, Ch. 3A, par. 6.

         Response

         Footnote 1 to paragraph 6 of ARB-43 Ch. 3A states that "if such funds are considered to offset maturing debt which has properly been set up as a current liability, they may be included within the current asset classification." In our case, the current liability is not debt, but customer deposits. This amount is properly classified as a current liability due to the nature of the account. These customer deposits are related to ACH transactions that have not cleared on any given day. These transactions typically clear within three to four days, thus at any period end, the customer deposits in this account will generally be turned over within a week to 10 days after the end of the period and replaced by new ACH transactions that have not cleared. Given the similarity and the classification of the customer deposits as current, we believe that classification of the restricted cash as current is also appropriate.

Revenue Recognition, pages F-48 and F-49

         54. You disclose that customers use your software and obtain "maintenance support" that includes software upgrades. These products and services appear to be more properly accounted for under SOP 97-2 and not EITF 00-21. Tell us the nature of your revenues describing each of your software product and service offerings and the accounting revenue recognition principles and methods of applying them. (see paragraph 12 of APB 22). We may have further comment.

         Response

         As noted in response to comment 48 above, Goldleaf Technologies evaluated the appropriate revenue recognition, giving consideration to the contractual aspects of its customer arrangements. We concur that the ACH and Remote Deposit products are software arrangements. In accordance with EITF 00-3, management concluded that, due to a lack of a stated, contractual right for Goldleaf's customers to take possession of the software at any time during the hosting period, SOP 97-2 was not applicable to Goldleaf's ACH and Remote Deposit products. As noted in the footnote disclosure, the ACH and Remote Deposit arrangements include multiple elements including:

                  - Upfront services: Consists of making the software product available to the customer and ensuring the customer's system capabilities are sufficient to run the product.

                  - Training: Services provided to educate the customer's employees on the capabilities and operations of the product.

                  - Ongoing maintenance services: telephone support and unspecified software enhancements and upgrades.

                  - Per transaction processing fees: fees charged as each ACH or remote deposit transaction is processed by Goldleaf's products on behalf of the customer.

Barbara C. Jacobs
June 6, 2006
Page 29


         As a result, Goldleaf Technologies' management concluded that consideration of the separate elements of these contracts was governed by EITF 00-21. Further, as noted in the footnote disclosure, Goldleaf Technologies had not established sufficient evidence of the stand-alone value of the distinct elements of these arrangements. We are recognizing all revenue on these contracts over the estimated life of the customer relationship.

Audited Financial Statements of Total Bank Technology, L.L.C. and Total Bank Technology Solutions, Inc.


         55. Tell us how the audited financial statements of Total Bank Technology, L.L.C., for one year ended December 31, 2004 and of Total Bank Technology Solutions, Inc., for one year ended December 31, 2003, satisfy the requirements of Item 3-05 of Regulation S-X. That is, tell us how you determined that no interim financial statements were required for any period subsequent to December 31, 2004 and that no financial statements of Integra Group, LLC, or Captiva Solutions, LLC, were required.

         Response

         Our computations of the significance tests required by Rule 3-05 of Regulation S-X indicates that two years of audited financial information is required. Given that Captiva was organized and began during 2005 and merged with us in that same year, we believe the two years of financials for Total Bank Technology, LLC and Total Bank Technology Solutions, Inc. satisfies the two year audit requirement. Interim financial information for the above-referenced companies for a nine-month period was previously included in a definitive proxy statement filed on November 17, 2005.

         56. With regard to the restatement of the audited December 31, 2004 and 2003 financial statements, revise to provide the disclosures required by paragraph 37 of APB 20 and to identify the restated amounts on the face of the financial statements.

         Response

         Paragraph 37 of APB No. 20 requires disclosure of the nature of the error and the effect of its correction on income before extraordinary item, net income and the related per share amounts in the period in which the error was discovered and corrected. Management of Total Bank Technology, LLC and Total Bank Technology Solutions, Inc. were aware of the GAAP departure, and the auditor's original reports were qualified due to the GAAP departure. The audit opinion for both companies references the nature of the change and references the applicable footnote for the detailed disclosure. Footnotes 9 and 11 of the Total Bank Technology, LLC and Total Bank Technology Solutions, Inc., financial statements, respectively, includes disclosure of the nature of the error and the effect on net income (loss) of the companies. Given that these companies were privately held, disclosure of the effect to net income (loss) per share is not applicable. Also, the companies did not have any extraordinary items in either period; therefore, disclosure of the effect on income before extraordinary item is not applicable. We have added disclosure on the face of the financial statements to reference the categories affected by the error correction as requested.

Note 9 -- Goodwill, page F-67

Barbara C. Jacobs
June 6, 2006
Page 30


         57. We note that goodwill was restated to reflect its original balance of $1,084,093 resulting from the January 1, 2001 acquisition of FTS 2000, Inc. Tell us when SFAS 142 was adopted and how the reversal of all goodwill amortization complies with that standard.

         Response

         SFAS No. 142 was adopted effective January 1, 2002 for goodwill resulting from acquisitions before June 30, 2001. The goodwill balance of $1,084,093 was the net book balance through December 31, 2001, although the description in footnote 9 inappropriately references it as the original balance. We have revised footnote 9 of the Total Bank Technology, LLC financials and footnote 11 of the Total Bank Technology Solutions, Inc. financials to clarify this point.

KVI Capital, Inc.

         58. Tell us how the audited financial statements of KVI Capital, Inc. for the four months ended July 31, 2005 meet the requirements of Item 3-05 of Regulation S-X.


         Response

         Our computations of the significance tests required by Rule 3-05 of Regulation S-X indicates that one year of audited financial information is required for KVI Capital, Inc. Under Rule 3-06(b) of Regulation S-X, a period of nine months is deemed to satisfy the one-year requirement in the case of a significant business acquisition, which is the case with KVI. We have provided four months of audited financial statements for KVI Capital to satisfy the one-year audit requirement of Item 3-05 of Regulation S-X. The four-month period from April 1, 2005 through July 31, 2005, plus the five-month period from August 1, 2005 through December 31, 2005 (included in our audited results for 2005) totals a nine-month period.

Part II-- Information Not Required in Prospectus

Recent Sales of Unregistered Securities

         59. With respect to the disclosure regarding the acquisitions, it is not clear how many purchasers were involved in the acquisitions. Revise or advise. Also, since you relied upon the exemption contained in section 4(2), please disclose the financial sophistication of the purchaser and address the purchasers' access to corporate information.

         Response

         We have revised the referenced section to address this comment.

Form 10-K for the year ended December 31, 2005

Barbara C. Jacobs
June 6, 2006
Page 31


         60. We note your disclosure regarding the effectiveness of your disclosure controls and procedures. Revise to clarify, if true, that the Company's disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

         Response

         We are amending Item 9A of our annual report on Form 10-K for the period ended December 31, 2005 as follows:

                  "Based on our management's evaluation, with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure."

Form 10-Q for the quarter ended March 31, 2006

Item 4 - Controls and Procedures, page 25

         61. Revise future filings to state whether the principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-l5(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time period specified in the Commission's rules and forms. Your statement that begins with "in an effort to ensure..." is not sufficient.

         Response

         We are amending Item 4 of our quarterly report on Form 10-Q for the quarter ended March 31, 2006 to include the language in comment 60 above, and we will include that language in our future filings.

Form 8-K filed on May 16, 2006

Barbara C. Jacobs
June 6, 2006
Page 32


         62. We note that you have excluded stock compensation expense from your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures in determining to label this non-GAAP measure EBITDA. That is, tell us how you determined that your definition of EBITDA is the equivalent of EBITDA, as defined in Question 14.

         Response

         As explained in our response to comment 8, we have revised the method we used to calculate and disclose EBITDA in the prospectus to conform to the method expressly permitted in the Adopting Release for Regulation G. We are also amending our current report on Form 8-K to conform to the revised calculation method.

         Please call me at (404) 817-6189 if I can answer any questions regarding this letter.

                                                     Sincerely,



                                                     /s/ Charles D. Vaughn
                                                     Charles D. Vaughn

cc:    Jay Ingram
       Tamara Tangen
       G. Lynn Boggs